COLONIAL PROPERTIES TRUST	Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999
Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$15,420	$24,399	$35,711	$37,210	$36,276	$43,547
Amortization of interest capitalized	1,500	1,700	1,500	1,300	1,100	900
Interest capitalized	(4,882)	(5,576)	(8,064)	(10,608)	(9,553)	(8,664)
Distributed income of equity investees	4,551	3,744	5,420	2,746	4,062	8,678
Fixed charges	69,919	85,115	85,838	92,199	91,505	75,563

Total earnings	$86,508	$109,382	$120,405	$122,847	$123,390	$120,024
Fixed Charges:
Interest expense	$56,264	$67,555	$65,265	$71,397	$71,855	$57,211
Capitalized interest	4,882	5,576	8,064	10,608	9,553	8,664
Debt costs amortization	3,093	3,111	3,636	1,321	1,224	2,100
Distributions to Series B preferred unitholders	5,680	8,873	8,873	8,873	8,873	7,588

Total Fixed Charges	$69,919	$85,115	$85,838	$92,199	$91,505	$75,563

Distributions to Series A, Series C and Series D preferred shareholders	$11,086	$15,284	$15,565	$13,407	$10,940	$10,943
Combined Fixed Charges and Preferred Share Distributions	$81,005	$100,399	$101,403	$105,606	$102,445	$86,506
Ratio of Earnings to Fixed Charges	1.2	1.3	1.4	1.3	1.3	1.6

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.1	1.1	1.2	1.2	1.2	1.4

COLONIAL PROPERTIES TRUST and CORNERSTONE REALTY INCOME TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions
(all dollar amounts in thousands)

	Properties	Cornerstone Realty		Pro Forma Combined	Colonial Properties	Cornerstone Realty		Pro Forma Combined
	Nine Months	Nine Months		Nine Months	Twelve Months	Twelve Months		Twelve Months
	Ended	Ended	Pro Forma	Ended	Ended	Ended	Pro Forma	Ended
	09/30/04	09/30/04	Adjustments	09/30/04	12/31/03	12/31/03	Adjustments	12/31/03

Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$15,420	$(7,700)	$(2,026)	$5,694	$24,399	$(9,447)	$(41,072)	$(26,120)
Amortization of interest capitalized	1,500	266	—	1,766	1,700	327	—	2,027
Interest capitalized	(4,882)	(87)	—	(4,969)	(5,576)	(96)	—	(5,672)
Distributed income of equity investees	4,551	—	—	4,551	3,744	—	—	3,744
Portion of leased equipment rents representing interest	0	266	0	266	0	327	0	327
Fixed charges	69,919	35,846	6,976	112,741	85,115	47,507	17,388	150,010

Total earnings	$86,508	$28,591	$4,950	$120,049	$109,382	$38,618	$(23,684)	$124,316

Fixed Charges:
Interest expense	$56,264	$34,602	$6,976	$97,842	$67,555	$45,896	$17,388	$130,839
Capitalized interest	4,882	87	0	4,969	5,576	96	0	5,672
Debt costs amortization	3,093	891	0	3,984	3,111	1,188	0	4,299
Portion of leased equipment rents representing interest	0	266	0	266	0	327	0	327
Distributions to Series B preferred unitholders	5,680	0	0	5,680	8,873	0	0	8,873

Total Fixed Charges	$69,919	$35,846	$6,976	$112,741	$85,115	$47,507	$17,388	$150,010

Distributions to preferred shareholders	$11,086	$227	$8,814	$20,127	$15,284	$303	$11,752	$27,339
Combined Fixed Charges and Preferred Share Distributions	$81,005	$36,073	$15,790	$132,868	$100,399	$47,810	$29,140	$177,349
Ratio of Earnings to Fixed Charges	1.2	0.8	0.7	1.1	1.3	0.8	(1.4)	0.8

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	1.1	0.8		0.9	1.1	0.8		0.7